Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following are excerpts from a transcript of the Keefe, Bruyette & Woods Mortgage Finance Conference which occurred on June 1, 2016, in which Stuart A. Rothstein, President and Chief Executive officer of ARI, participated.

¿

Jade J. Rahmani, Analyst, Keefe, Bruyette & Woods, Inc.

Okay. Next we have Apollo Commercial Real Estate Finance. Very pleased to have Stuart Rothstein who is the CEO. And I – before diving into questions perhaps Stuart, could you talk about the evolution of the Company since the IPO back in 2009 and perhaps also touch on the recent acquisition of AMTG.

Stuart A. Rothstein, Chief Executive Officer & President

***

As Jade mentioned in February of this year we announced an M&A transaction whereby ARI is requiring our Apollo. I guess sister REIT in the residential mortgage REIT space known as AMTG. The deal is announced it is still not closed yet. We are in the SEC review process of the proxy. We would expect that process to finish up towards the end of the second quarter here and if all goes as planned the AMTG shareholders will vote on the deal early Q3 and we will close shortly thereafter.

The transaction from ARI’s perspective is purely an accretive capital raise. We’re able to acquire AMTG at a discount to its book value given where the stock had been trading still a premium to the AMTG shareholders. But for ARI’s perspective, we are issuing ARI’s stock at a premium to our book value to get the deal done. We’re assuming some very attractively priced preferred stock that AMTG had outstanding. And then we’re acquiring AMTG’s assets at a discount with a plan to liquidate those assets as quickly as possible after the deal closes and redeploy the capital into commercial real estate investments.

We’ve already for those who are familiar with the deal effectively pre-sold roughly half of AMTG’s assets to an affiliate – an Apollo affiliated insurance company known as Athene and the remaining assets that will need to be sold at predominantly highly liquid agency securities. ARI’s in no way moving its business plan towards the residential securities market. This is very much just a way to increase the capital base of ARI and continue to take advantage of opportunities we see in the commercial lending space.

Jade J. Rahmani

And can you also touch on post close over what timeframe you would expect to sell those remaining assets and reinvest that equity. Is it two quarter process or.

Stuart A. Rothstein

Yes, so I think in terms of liquidating the assets predominantly most of the assets should be sold within a two to four week period if not sooner. As I mentioned most of the assets that we’ll be assuming are highly liquid agency securities, which trade in the market every day and our desire would be to not take any real book value risk and just liquidate the assets as quickly as possible. There might be a few odds and ends that stay on our balance sheet a little longer but nothing material. I think in terms of redeploying the capital. It’s somewhat dependent on asset mix for us because we lever our first mortgage investments, we don’t lever our mezzanine investments. But I would say at a high level we’re creating two to three quarters worth of investable capital for ARI.

***

Jade J. Rahmani

Any questions from the audience.

***

Audience Question

If you could just talk about kind of loan originations, I know you had just volume wise a record year $1.1 billion last year, strong start in the first quarter. Maybe if you can just talk about the second quarter and then the second half of the year and also how that might impact the agreement with J.P. Morgan in the borrowing capacity.

Stuart A. Rothstein

Yeah. So look I think as we said on our first quarter earnings call, we did get a quick start to the year in Q1. I mean I think the second quarter is expected to be somewhat less than the first quarter just because we’re effectively fully invested other than sort of getting some payoffs and putting capital out. We do obviously expect the M&A transaction with AMTG to close which gives us about $400 million of fresh capital to deploy.

***

Jade J. Rahmani

And just finally on the M&A environment. Including yourselves, we’ve definitely seen a pick up in special situations or M&A opportunities given where a certain mortgage REITs are trading and there are other pockets of dislocation. Do you see that as a potential continuing trend something there I could take advantage of?

Stuart A. Rothstein

I’d like to think we can, I’d like to get one deal done first. I think part of it depends on where things – from our perspective obviously given the relationship between ARI and AMTG, it was easier to deal with the – some of the theoretical governance issues and economic issues around these externally advised vehicles. Though I think what you’ve seen following our announcement, I think there were three deals probably speaking in the resi space. I things if things trade cheaply enough, there’s enough value there and there’s enough upside for the in-place shareholders that you can deal with some of those economic class governance issues and make things happen.

Look, for M&A from our perspective, will always be viewed from the lens of can you do it accretively as a capital raise perspective, so we’ll continue to look until it gets a creative way to bring more capital into the company.

Jade J. Rahmani

Anything else from the audience?

Audience Question

To start with AMTG any risks from related party transactions. I mean with them do you have any control of what they’re doing kind of pre-close anything from the insight?

Stuart A. Rothstein

So if you read all 463 pages of the proxy or the filing, there are some cooperation agreements in place around hedging and what they can do with their book right. And if you think about the deal, they’re basically taking book value risk on their side of the equation up until the point that the proxy is through the SEC and mails and then we’re taking book value risk until the vote is achieved which roughly a 25 to 35-day period. But we very specifically put in a cooperation agreement with them, such that we can work together on hedging the book value risks, inherent in agency securities during that 25-day to 35-day period.

And then separately given that we’ve sort of pre-sold the non-agency book to a scene, there’s also, call it, approved buckets and then a mechanism to review things that fall out of the bucket to the extent they want to on the margin tweak their non-agency exposure given that it’s effectively being pre-sold as part of the deal. So completely respecting the fact that it’s two separate companies, two separate special committees that completed the deal. We have put in place in the context of the M&A agreement, some structures around which we can cooperate to make sure we’re managing the book appropriately for what sort of the outcome each company wants.

*****

Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI filed a preliminary registration statement on Form S-4, and an amendment to that preliminary registration statement, that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and includes a proxy statement of AMTG. The registration statement has not yet become effective and ARI intends to update the registration statement before it becomes effective. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. Following the registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”), these materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Apollo and its directors, executive officers and certain other members of management and employees of Apollo may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the proposed transaction involving ARI and AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Additional information regarding the interests of such individuals in the transactions involving ARI and AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com. These documents may also be obtained free of charge from the SEC’s website at www.sec.gov.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond Apollo’s, ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of Apollo’s, ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by Apollo, ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on Apollo’s, ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to Apollo, ARI or AMTG. Forward-looking statements are not predictions of future events. Apollo, ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.